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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          SUMMIT GLOBAL LOGISTICS, INC.
                          -----------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    86606R107
                                    ---------
                                 (CUSIP Number)

                              Douglas A. Cifu, Esq.

                  Paul, Weiss, Rifkind, Wharton & Garrison LLP
                           1285 Avenue of the Americas
                             New York, NY 10019-6064

                                 (212) 373-3000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 19, 2007
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

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86606R107                                                         Page 2 of 14
---------------------                                      ---------------------

--------------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SILVER OAK CAPITAL, LLC
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
         (See Instructions)                                     (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC Use Only


--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)

         WC
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                                7     Sole Voting Power

          Number                      4,300,176
            of                  ------------------------------------------------
          Shares                8     Shared Voting Power
       Beneficially
           Owned                      0
            by                  ------------------------------------------------
           Each                 9     Sole Dispositive Power
         Reporting
          Person                      4,300,176
           With                 ------------------------------------------------
                                10    Shared Dispositive Power

                                      0
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,300,176
--------------------------------------------------------------------------------
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         9.9%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

---------------------                                      ---------------------
86606R107                                                         Page 3 of 14
---------------------                                      ---------------------

--------------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ANGELO, GORDON & CO., L.P.
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
         (See Instructions)                                     (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC Use Only


--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)

         OO
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                                7     Sole Voting Power

          Number                      0
            of                  ------------------------------------------------
          Shares                8     Shared Voting Power
       Beneficially
           Owned                      4,300,176
            by                  ------------------------------------------------
           Each                 9     Sole Dispositive Power
         Reporting
          Person                      0
           With                 ------------------------------------------------
                                10    Shared Dispositive Power

                                      4,300,176
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,300,176
--------------------------------------------------------------------------------
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         9.9%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         BD, IA, PN
--------------------------------------------------------------------------------

---------------------                                      ---------------------
86606R107                                                         Page 4 of 14
---------------------                                      ---------------------

--------------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  JOHN M. ANGELO
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
         (See Instructions)                                     (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC Use Only


--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)

         OO
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Ubited States
--------------------------------------------------------------------------------
                                7     Sole Voting Power

          Number                      0
            of                  ------------------------------------------------
          Shares                8     Shared Voting Power
       Beneficially
           Owned                      4,300,176
            by                  ------------------------------------------------
           Each                 9     Sole Dispositive Power
         Reporting
          Person                      0
           With                 ------------------------------------------------
                                10    Shared Dispositive Power

                                      4,300,176
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,300,176
--------------------------------------------------------------------------------
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         9.9%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         HC
--------------------------------------------------------------------------------

---------------------                                      ---------------------
86606R107                                                         Page 5 of 14
---------------------                                      ---------------------

--------------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MICHAEL L. GORDON
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
         (See Instructions)                                     (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC Use Only


--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)

         OO
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                                7     Sole Voting Power

          Number                      0
            of                  ------------------------------------------------
          Shares                8     Shared Voting Power
       Beneficially
           Owned                      4,300,176
            by                  ------------------------------------------------
           Each                 9     Sole Dispositive Power
         Reporting
          Person                      0
           With                 ------------------------------------------------
                                10    Shared Dispositive Power

                                      4,300,176
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,300,176
--------------------------------------------------------------------------------
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         9.9%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         HC
--------------------------------------------------------------------------------

---------------------                                      ---------------------
86606R107                                                         Page 6 of 14
---------------------                                      ---------------------


This Statement on Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Shares"), of Summit Global Logistics, Inc. (the "Issuer"). This statement on Schedule 13D is being filed by the Reporting Persons (as defined below) to report their acquisition of Shares (by way of reduction in the conversion price of certain notes and the exercise price of certain warrants).

ITEM 1.    SECURITY AND ISSUER.

     This statement relates to the Shares. The address of the principal executive office of the Issuer is One Meadowlands Plaza, East Rutherford, New Jersey 07073.

ITEM 2.    IDENTITY AND BACKGROUND

     This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

     (i)   Silver Oak Capital, LLC ("Silver Oak");

     (ii)  Angelo, Gordon & Co., L.P. ("Angelo, Gordon");

     (iii) John M. Angelo, in his capacities as a managing member of JAMG LLC, the general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, as the chief executive officer of Angelo, Gordon and as a controlling member of Silver Oak ("Mr. Angelo"); and

     (iv) Michael L. Gordon, in his capacities as the other managing member of JAMG LLC, the general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, as the chief operating officer of Angelo, Gordon and as the other controlling member of Silver Oak ("Mr. Gordon").

     This statement relates to the Notes (as defined herein) convertible into Shares and the Warrants (as defined herein) to acquire Shares. Angelo, Gordon serves as the investor advisor of Silver Oak and holds all voting and dispositive powers on behalf of the relevant client accounts that invest in the Issuer through Silver Oak. In such capacity, Angelo, Gordon may be deemed to have voting and dispositive power over the securities held for the account of Silver Oak. Mr. Angelo and Mr. Gordon are controlling members of Silver Oak and act as managing members of JAMG LLC, the general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon and, in such capacities, may also be deemed to have voting and dispositive power over the securities held for the account of Silver Oak.

                             The Reporting Persons

     Silver Oak is a Delaware limited liability company. The principal business occupation of Silver Oak is investment in securities. The principal business address of Silver Oak is 245 Park Avenue, New York, New York 10167. Current

---------------------                                      ---------------------
86606R107                                                         Page 7 of 14
---------------------                                      ---------------------


information concerning the identity and background of the members of Silver Oak is set forth in ANNEX A hereto, which is incorporated herein by reference in response to this Item 2.

     Angelo, Gordon is a Delaware limited partnership. AG Partners, L.P., a Delaware limited partnership, is the sole general partner of Angelo, Gordon. JAMG LLC, a Delaware limited liability company, is the sole general partner of AG Partners, L.P. John M. Angelo is a managing member of JAMG LLC, the general partner of AG Partners, L.P., and the chief executive officer of Angelo, Gordon. Michael L. Gordon is the other managing member of JAMG LLC, the general partner of AG Partners, L.P., and the chief operating officer of Angelo, Gordon. Angelo, Gordon, and AG Partners, L.P. through Angelo, Gordon, are engaged in the investment and investment management business. The principal occupation of each of John M. Angelo and Michael L. Gordon is his respective position as an officer of Angelo, Gordon at Angelo, Gordon's principal office. John M. Angelo and Michael L. Gordon are United States citizens. The principal business address of each of AG Partners, L.P., Angelo, Gordon, John M. Angelo and Michael L. Gordon is 245 Park Avenue, New York, New York 10167. Current information concerning the identity and background of the executive officers of Angelo, Gordon is set forth in ANNEX A hereto, which is incorporated herein by reference in response to this Item 2.

     During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3. The Initial Note (as defined below) and the Initial Warrant (as defined below) were acquired by Silver Oak on November 8, 2006. The New Note (as defined below) and the New Warrant (as defined below) were acquired by Silver Oak on May 21, 2007. The source of funds for the purchase of the Notes and Warrants was the working capital of Silver Oak. The Warrants were issued as part of the consideration for Silver Oak's purchase of the Notes without any separately stated issue price. The conversion price for the Notes and the exercise price for the Warrants have been reduced on November 23, 2007, pursuant to the Waiver (as defined below). The Issuer agreed to the reduction of the conversion and the exercise prices in consideration of Silver Oak agreeing to waive certain defaults by the Issuer under the Notes.

ITEM 4.    PURPOSE OF TRANSACTION

     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4. Pursuant to the Waiver, Silver Oak received the right to nominate two (2) members to the Issuer's Board of Directors. Such directors may have influence over the corporate activities of the Issuer,

---------------------                                      ---------------------
86606R107                                                         Page 8 of 14
---------------------                                      ---------------------


including activities which may relate to items described in subparagraphs (a) through (j) of Schedule 13D.

     The Notes and the Warrants reported herein were acquired for investment purposes. Consistent with such purpose, the Reporting Persons have had, any may have in the future, discussions with management of the Issuer and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Notes, the Warrants and other securities of the Company. Each Reporting Person expects that it will, from time to time, review its investment position in the Issuer and may, depending on the Issuer's performance and market and other conditions, increase or decrease its investment position in the Notes, the Warrants or other securities of the Issuer.

     Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The Reporting Persons reserve the right to acquire, or cause to be acquired, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

(a)  (i)   Silver  Oak may be deemed to be the  beneficial  owner of  4,300,176
           Shares (approximately 9.9% of the total number of Shares outstanding assuming the exercise of the Warrants and conversion of the entire principal amount of the Notes).

     (ii) Each of Angelo, Gordon, Mr. Angelo and Mr. Gordon may be deemed to be the beneficial owner of 4,300,176 Shares (approximately 9.9% of the total number of Shares outstanding assuming the exercise of the Warrants and conversion of the entire principal amount of the Notes).

(b)  (i)   Silver Oak may be deemed to have sole power to direct the voting and disposition of the 4,300,176 Shares held for its account (assuming the exercise of the Warrants held for its account and the conversion of the Notes held for its account).

     (ii) Each of Angelo, Gordon, Mr. Angelo and Mr. Gordon, may be deemed to have shared power to direct the voting and disposition of the 4,300,176 Shares (assuming the exercise of the Warrants and the conversion of the Notes).

---------------------                                      ---------------------
86606R107                                                         Page 9 of 14
---------------------                                      ---------------------


(c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the Shares by any of the Reporting Persons during the 60 day period prior to the date hereof.

(d)  (i)   The partners of Angelo,  Gordon have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Angenlo, Gordon in accordance with their partnership interests in Angelo, Gordon.

     (ii) The investors in Silver Oak have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Silver Oak in accordance with their equity percentage holdings in Silver Oak.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

PURCHASE OF NOTES AND WARRANTS

     On November 8, 2006, the Issuer entered into a Securities Purchase Agreement (the "SPA", a copy of which is incorporated hereto as EXHIBIT A and is incorporated herein by reference in response to this Item 6) with Silver Oak and other parties thereto whereby Silver Oak purchased secured convertible note (the "Initial Note", a form of which is incorporated hereto as EXHIBIT B and is incorporated herein by reference in response to this Item 6) with an original principal amount of $15,000,000.00 and warrants (the "Initial Warrant", a form of which is incorporated hereto as EXHIBIT C and is incorporated herein by reference in response to this Item 6) to purchase up to 545,454 Shares at an exercise price of $11.00 per Share subject to certain anti-dilution adjustments. The Initial Note and the Initial Warrant were both issued on November 8, 2006.

     Under the Initial Note, the Issuer is required to pay interest per annum on the outstanding principal of the Initial Note at a rate equal to the nine-month London Interbank Offered Rate for deposits in U.S. Dollars plus an applicable margin from November 8, 2006 to November 8, 2011. The Initial Note was convertible into the Shares at a conversion price of $11.00 per Share and is subject to certain anti-dilution adjustments. Silver Oak has the right to require that the Issuer redeem the Initial Note if the Issuer is in default under the Initial Note or if there is a change of control of the Issuer, in each case at a premium over the principal amount of the Initial Note being redeemed. The Issuer had the right to redeem the Notes on or after November 8, 2009, if the sale price of the Shares is greater than 180% of the conversion price of the Initial Note then in effect for each of the previous 20 trading days ending and certain other conditions are satisfied. The Issuer was required to comply with certain financial and other covenants under the Initial Note. The Issuer's obligations under the Initial Note is secured by a pledge of substantially all of the Issuer's assets and is subordinate only to the

---------------------                                      ---------------------
86606R107                                                         Page 10 of 14
---------------------                                      ---------------------


Issuer's senior credit facility. The Note may be converted into the Shares at any time prior to November 8, 2011. Each of the Initial Note and the Initial Warrant caps the conversion of the Initial Note and the Initial Warrant into Shares of the Issuer at 9.9%. The Initial Warrant is exercisable at any time prior to November 8, 2011. The conversion and exercise prices for the Warrants and the Notes have been respectively reduced by the Amendment to SPA (as defined below) and the Waiver.

     On May 21, 2007, the Issuer entered into the Second Amendment to the SPA and First Amendment to Joinder Agreement (the "Amendment to SPA", a copy of the which is incorporated hereto as EXHIBIT D and is incorporated herein by reference in response to this Item 6) with Silver Oak and other parties thereto whereby the Issuer issued an additional note to Silver Oak with an original principal amount of $2,884,615.38 (the "New Note", a form of which is incorporated hereto as EXHIBIT E and is incorporated herein by reference in response to this Item 6, and the New Note and the Initial Note are collectively referred to as the "Notes"), an amended and restated Initial Note (a form of which is incorporated hereto as EXHIBIT F and is incorporated herein by reference in response to this Item 6) replacing the Initial Note, and issued to Silver Oak additional warrants to purchase up to 262,238 Shares (the "New Warrant", a form of which is incorporated hereto as EXHIBIT G and is incorporated herein by reference in response to this Item 6, and the New
Warrant and the Initial Warrant are collectively referred to as the "Warrants"). On May 21, 2007, the Issuer also entered into the Waiver and Amendment No. 1 to Warrant (a copy of which is attached hereto as EXHIBIT H and is incorporated herein by reference in response to this Item 6) with Silver Oak and the other parties thereto.

     The conversion price under the amended and restated Initial Note and the New Note was $5.50 per Share. The exercise price under the amended Warrant and the New Warrant was $5.50 per Share. The exercise price and the conversion price are both subject to certain anti-dilution adjustments.

     On November 19, 2007, the Issuer entered into the Limited Waiver and Amendment to Senior Secured Convertible Notes (the "Waiver", a copy of which is incorporated hereto as EXHIBIT I and is incorporated herein by reference in response to this Item 6) with Silver Oak and the other parties thereto whereby the Issuer granted additional rights to Silver Oak and certain other parties to the Waiver in consideration for the waiver of the Issuer's breach of certain financial and other covenants under the Notes by Silver Oak and certain other parties to the Waiver. Pursuant to the Waiver, Silver Oak is entitled to nominate two members to the board of directors of the Issuer at any time. In addition, the interest rate for all of the Notes issued to Silver Oak have been increased by 1.5%. Finally, the applicable conversion price for all of the aggregate principal amount of the Notes issued to Silver Oak and the exercise price for all of the Warrants issued to Silver Oak have been reduced to $3 per Share.

REGISTRATION RIGHTS AGREEMENT

     On November 8, 2006, the Issuer entered into a registration rights agreement with Silver Oak and other parties thereto (the "Registration Rights Agreement", a form of which is incorporated hereto as EXHIBIT J and is

---------------------                                      ---------------------
86606R107                                                         Page 11 of 14
---------------------                                      ---------------------


incorporated herein by reference in response to this Item 6). Pursuant to the terms of the Registration Rights Agreement, the Issuer is required to file within 60 days after November 8, 2006, a registration statement covering the Shares and the Shares issuable upon the exercise of the Initial Warrant, to ensure that the registration statement enters into effect within 90 days after November 8, 2006, and to maintain the effectiveness of the registration. Silver Oak has the right to require that the Issuer file additional registrations of the Shares issuable upon the exercise of the Initial Warrant, subject to certain threshold requirements. In addition, Silver Oak also has piggyback registration rights with respect to the Initial Warrant Shares such that these Shares may be registered with any other Shares registered by the Issuer. The Registration Rights Agreement has been amended pursuant to the Waiver and Amendment No. 1 to Registration Rights Agreement dated May 21, 2007 (the "Amended RRA", a copy of which is incorporated hereto as EXHIBIT K and is incorporated herein by reference in response to this Item 6).

     The Issuer filed registration statements pursuant to the Registration Rights Agreement, but the registration statement have not been declared effective, and the Issuer has incurred penalties under the Registration Rights Agreement. Silver Oak waived this violation, and in consideration of Silver Oak waiving this violation, the Issuer entered into the Amended RRA with Silver Oak and the other parties thereto. The Amended RRA required the Issuer to file an amended registration statement within 30 days after May 21, 2007, and ensure that the registration statement becomes effective within 90 days from the date of filing. The registration statement did not become effective within 90 days from the date of filing, and the Issuer is currently incurring penalties under the Amended RAA and the Registration Rights Agreement.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     The Exhibit Index is incorporated herein by reference.

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86606R107                                                         Page 12 of 14
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:    November 30, 2007           SILVER OAK CAPITAL, LLC


                                     By: /s/ Michael L. Gordon
                                         ---------------------------------
                                         Name:   Michael L. Gordon
                                         Title:  Member


Date:    November 30, 2007           ANGELO, GORDON & CO., L.P.

                                     By: AG Partners, L.P.,
                                     Its General Partner

                                     By: JAMG LLP,
                                     Its General Partner


                                     By: /s/ Michael L. Gordon
                                         ---------------------------------
                                         Name:   Michael L. Gordon
                                         Title:  Managing Member


Date:    November 30, 2007           /s/ John M. Angelo
                                     -----------------------------------
                                         John M. Angelo


Date:    November 30, 2007           /s/ Michael L. Gordon
                                     -----------------------------------
                                         Michael L. Gordon

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86606R107                                                         Page 13 of 14
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                                     ANNEX A

                        Members of Silver Oak Capital LLC

Name/Citizenship         Principal Occupation                 Business Address
----------------         --------------------                 ----------------
John M. Angelo           Chief Executive Officer of Angelo,   245 Park Avenue
(United States)          Gordon & Co., L.P.                   New York, NY 10167

Michael L. Gordon        Chief Operating Officer of Angelo,   245 Park Avenue
(United States)          Gordon & Co., L.P.                   New York, NY 10167

                Executive Officers of Angelo, Gordon & Co., L.P.

Name/Citizenship         Principal Occupation                 Business Address
----------------         --------------------                 ----------------
John M. Angelo           Chief Executive Officer              245 Park Avenue
(United States)                                               New York, NY 10167

Michael L. Gordon        Chief Operating Officer              245 Park Avenue
(United States)                                               New York, NY 10167

Fred Berger              Chief Administrative Officer         245 Park Avenue
(United States)                                               New York, NY 10167

Joseph R. Wekselblatt    Chief Financial Officer              245 Park Avenue
(United States)                                               New York, NY 10167




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86606R107                                                         Page 14 of 14
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                                  EXHIBIT INDEX

A. Securities Purchase Agreement dated November 8, 2006, by and among the Issuer, Silver Oak and the other parties thereto (incorporated by reference to Exhibit 10.6 to Issuer's Form 8-K filed on November 13,
         2006).

B. Form of Secured Convertible Note dated November 8, 2006, and issued by the Issuer to Silver Oak (incorporated by reference to Exhibit 4.2 to Issuer's Form 8-K filed on November 13, 2006).

C. Form of Warrant to Purchase Common Stock dated November 8, 2006, and issued by the Issuer to Silver Oak (incorporated by reference to Exhibit 4.1 to Issuer's Form 8-K filed on November 13, 2006).

D. Second Amendment to the Securities Purchase Agreement and First Amendment to the Joinder Agreement dated May 21, 2007, by and among the Issuer, Silver Oak and the other parties thereto (incorporated by reference to Exhibit 10.50 to Issuer's Form 8-K filed on May 25,
         2007).

E. Form of Senior Secured Convertible Note dated May 21, 2007, and issued by the Issuer to Silver Oak (incorporated by reference to Exhibit 4.17 to Issuer's Form 8-K filed on May 25, 2007).

F. Form of Amended and Restated Senior Secured Convertible Note dated May 21, 2007, and issued by the Issuer to Silver Oak (incorporated by reference to Exhibit 4.16 to Issuer's Form 8-K filed on May 25, 2007).

G. Form of Warrant to Purchase Common Stock dated May 21, 2007, and issued by the Issuer to Silver Oak (incorporated by reference to Exhibit 4.15 to Issuer's Form 8-K filed on May 25, 2007).

H. Waiver and Amendment No. 1 to Warrant dated May 21, 2007, by and among Silver Oak and the other parties thereto (incorporated by reference to Exhibit 4.13 to Issuer's Form 8-K filed on May 25, 2007).

I. Limited Waiver and Amendment to Senior Secured Convertible Notes dated November 19, 2007, by and among the Issuer, Silver Oak and the other parties thereto (incorporated by reference to Exhibit 4.21 to Issuer's Form 10-Q filed on November 20, 2007).

J.       Form of Registration  Rights  Agreement dated November 8, 2006, by and among the Issuer, Silver Oak and the other parties thereto (incorporated by reference to Exhibit 4.4 to Issuer's Form 8-K filed on November 13, 2006).

K. Waiver and Amendment No. 1 to Registration Rights Agreement dated May 21, 2007, by and among the Issuer, Silver Oak and the other parties thereto (incorporated by reference to Exhibit 4.20 to Issuer's Form 8-K filed on May 25, 2007).